Exhibit 99.1

BUENOS AIRES, January 16, 2019

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Comisión Nacional de Valores

Subject: Appointment of Strategic Planning Director
Notice: CPSA-GG-N-0030-19-AL

Ladies and gentlemen,

I hereby address You in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform you that Mr. Rubén Omar López has been designated Strategic Planning Director of the Company.

Yours sincerely,

Osvaldo Pollice

Deputy Head of Market Relations

CENTRAL PUERTO S.A.